We are offering up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our dividend reinvestment plan ("**DRIP**") and our optional cash purchase plan ("**OCPP**" and together with the DRIP, the "**Plan**"). We are offering two classes of our common stock, which you may purchase depending upon whether or not you are a local resident of the Neighborhood: Class L shares for tenants of the properties owned by the Company or anyone who lives, works or owns property in the Neighborhood even if such property is not owned by us ("**Local Residents**") and Class NL shares for non-local investors. The two classes have the same economic rights, but different redemption rights. See "Offering Summary – Quarterly Stockholder Redemption Plan" for more information about the differences between the two classes of common stock.

The per share purchase price for both classes of our common stock will be $10.00 per share from the date we first admit investors as stockholders of the Company through the end of the fiscal quarter that follows the twelve (12) month period following that date (the "**Introductory Period**"); provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Our common stock will be offered primarily through *www.mynico.com*, an online investment platform owned and operated by our Sponsor (the "**Nico Platform**"). Prior to placing their orders, investors will be advised through the Nico Platform onboarding process of the then current price of the common stock. See "Plan of Distribution"

We intend to acquire interests in three pre-identified properties located in our Neighborhood (the "**Seed Assets**") as follows:

Property Name	Location	Property Type	Units	Projected Initial Company Equity Investment (1)	Purchase Price	Current Owner	Notes
1461 W. Sunset Blvd	Los Angeles, CA	Mixed-use	20 residential/ 4 retail	$ 4,535,900	$ 7,800,000	Sponsor Affiliate	Acquired from third-party on March 28, 2019; currently being warehoused by Sponsor affiliate
1412 Echo Park Ave	Los Angeles, CA	Multi-family	32 units	$ 5,282,014	$ 9,000,000	Sponsor Affiliate	Acquired from a legacy partnership co-managed by a principal of Sponsor on July 1, 2019; currently being warehoused by Sponsor affiliate
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	28 residential/ 1 retail	$ 5,033,497	$ 9,250,000	Sponsor Affiliate	Acquired from third-party on July 1, 2019; currently being warehoused by Sponsor affiliate

(1) "Projected Initial Company Equity Investment" includes: (i) the cash portion of the purchase price of the Seed Asset (including the value of the contribution made by the Seed Asset ~~Owners~~Owner (defined below) to our Operating Partnership in exchange for OP Units); (ii) the capital required to improve the asset in line with the business plans; (iii) the acquisition fee payable to our Sponsor; and (iv) transaction and financing costs.

For a more complete description of the Seed Assets, see the section entitled "Business and Properties."

We will acquire 100% of the Seed Assets in exchange for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of ~~entities~~the entity that currently ~~own~~owns the Seed Assets (the "**Seed Asset ~~Owners~~Owner**"). Certain members of the Seed Asset ~~Owners~~Owner, including members of our Sponsor's management team, will own interests in an affiliate of our Sponsor that will be entitled to receive a performance distribution as described in the section entitled "Management Compensation" (the "**Special Profit Share Entity**"). Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset ~~Owners~~**Owner**.

Although we do not intend to list our stock for trading on an exchange or other trading market, in an effort to provide our stockholders with liquidity in respect of their investment in our stock, we will adopt a stockholder redemption plan in connection with this offering (the "**Stockholder Redemption Plan**") whereby, subject to certain limitations, stockholders may request on a quarterly basis that we redeem all or any portion of their shares. We may choose to redeem all, some or none of the shares that have been requested to be redeemed at the end of any particular quarter, in our Manager's discretion, subject to any limitations in the Stockholder Redemption Plan.

Investing in our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 23 to read about the more significant risks you should consider before buying our common stock. These risks include the following:

- We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were not determined on an arm's-length basis, and, therefore, we do not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

- We have no prior operating history. Therefore, there is no assurance that we will achieve our investment objectives.

- We expect to use substantially all of the net proceeds from this offering to invest in a portfolio of properties concentrated within the Neighborhood. As a result of this geographic concentration, a number of our properties could experience any of the same conditions at the same time, which could cause us to be more susceptible to adverse developments in the Neighborhood than if we owned a more diversified portfolio of properties.

- Some of our Sponsor's executive officers and key real estate professionals currently are, or may in the future also be, officers, directors, managers, and/or key professionals of its affiliates that act as managers of other investment vehicles. As a result, they may face conflicts of interest, including time constraints, allocation of investment opportunities, and significant conflicts created by our Manager's compensation arrangements with us and other affiliates of our Sponsor.

- Our Sponsor may in the future sponsor other investment vehicles that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different entities that it sponsors with similar investment strategies. To the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, our Sponsor will allocate that property to us.

- If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

- We may commence operations with no subscriptions from the public in this offering and if we raise

- No public market currently exists for our stock, and we are an infinite-life entity, so we are not required to effectuate a liquidity event by any specific date or ever. If you are able to sell your shares through the Stockholder Redemption Plan, through secondary market sales or otherwise, you may have to sell them at a discount to their fair value.

- If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our capital stock could materially decrease.

- This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended (the "**Securities Act**"). The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

- Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive a particular level of cash dividends or appreciation of your investment.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common stock.

		Per Share		Total Maximum
Gross offering proceeds from this offering to the public	$	9.50 - 10.00	$	50,000,000
Public offering price, Class L shares (1)	$	9.50 - 10.00	$	
Public offering price, Class NL shares (1)	$	9.50 - 10.00	$	
Underwriting discounts and commissions (2)	$	—	$	—
Proceeds to us from this offering to the public (before expenses)(3)	$	9.50 - 10.00	$	50,000,000(4)

(1) The price per share shown was arbitrarily determined by our Manager and will apply through the end of the Introductory Period. Following the Introductory Period, our price per share will be adjusted quarterly and will be equal to the greater of $10.00 or the NAV per share as of the end of the prior quarter.

(2) Investors will not pay any upfront selling commissions. We may determine to utilize one or more registered broker dealers to assist in the offering, in which event commissions will be the responsibility of our Sponsor and not us.

(3) We will reimburse our Manager, without interest, for formation and offering expenses, including expenses associated with marketing this offering, which are expected to be approximately $750,000. This reimbursement will compensate our Manager for expenses incurred for third-party legal, accounting, marketing and other similar services and expenses (other than selling commissions, if any). Reimbursement payments will be made in monthly installments. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset ~~Owners~~**Owner** in connection with the contribution of the Seed Assets. Thereafter,

~~the aggregate~~**reimbursement payments will be made in** monthly ~~amount reimbursed can never exceed~~**installments at the rate of no more than** 0.5% of the aggregate gross offering proceeds ~~from this offering. Any excess costs~~**raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date)** will be rolled forward to subsequent months **and the time frame for paying the Manager for Formation and Offering Expenses will be extended** until paid in full**. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise**. See "Management Compensation" for a description of additional fees and expenses that we will pay to our Manager.

(4) ~~We anticipate that most~~**Most** of the members of the Seed Asset ~~Owners will agree~~**Owner are required** to roll their investments into the Operating Partnership. Certain members of the Seed Asset ~~Owners~~**Owner**, including members of our Sponsor's management team, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. The amounts contributed by the Seed Asset ~~Owners~~**Owner** (including the Special Profit Share Entity) are not included in the $50,000,000 maximum.

We will offer our common stock in this offering on a "best efforts maximum" basis primarily through the Nico Platform at *www.mynico.com*. We may also sell our common stock through one or more registered broker-dealers, in which event commissions will be the responsibility of our Sponsor and not us.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to *www.investor.gov*.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is [●], 2019

Q: Why should I invest in multi-tenant rental housing, mixed-use and commercial properties?

A: Our Sponsor believes that investing in a portfolio of multi-tenant rental housing, mixed-use and commercial properties within a neighborhood represents an effective way to gain diversified exposure to the specific neighborhood. In making investment decisions, our Manager will seek to provide diversified exposure across property types within the Neighborhood.

Q: Why should I invest specifically in a company whose investments are solely located in one Neighborhood?

A: Investing in a company whose investments are located solely in one Neighborhood allows holders of our Class L shares to invest in a pool of assets that they interact with regularly as Local Residents of that Neighborhood. We believe that this form of localized investment enhances the connection between the Local Resident stockholder and the underlying assets, which in turn may help to enhance the value of those assets.

Both Local Resident and non-local investors choosing to invest in us are investing in a highly geographically concentrated pool of assets. Though our geographic concentration comes with certain risks when compared to a potential investment in a similar company with exposure to multiple markets, our Sponsor believes that when contrasted with the features of traditional homeownership, which is characterized by (i) a high degree of market concentration (single block within a neighborhood), (ii) a high degree of asset level concentration (single asset), and (iii) a high degree of personal investment and borrowing to finance the investment, an investment in us represents a comparatively diversified way to invest in local real estate.

Q: What kind of offering is this?

A: We are offering a maximum of $50,000,000 in shares of our common stock to the public, including any shares of common stock issued pursuant to our dividend reinvestment plan ("**DRIP**") or our optional cash purchase plan ("**OCPP**" and together with the DRIP, the "**Plan**"), on a "best efforts maximum" basis at $10.00 per share until the end of the Introductory Period; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. We are offering to sell any combination of two classes of common stock, Class L shares and Class NL shares, with a dollar value up to the maximum offering amount.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Q: How does a "best efforts maximum" offering work?

A: When shares of common stock are offered to the public on a "best efforts maximum" basis, we are only required to use our best efforts to sell those shares. None of our Sponsor, Manager or any other party has a firm commitment or obligation to purchase any of our equity interests (other than the commitment made by the members of the Special Profit Share Entity to roll their investment of approximately $5,000,000 in the Seed Asset ~~Owners~~**Owner** into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock).

Q: How is an investment in shares of your common stock different from investing in shares of a publicly traded REIT?

A: The fundamental difference between shares of our common stock and those of a publicly traded REIT is the daily liquidity available with a publicly traded REIT. Although we will adopt a stockholder redemption plan (the "**Stockholder Redemption Plan**") that will generally allow investors to redeem shares on a quarterly basis, for investors with a short-term investment horizon, a publicly traded REIT may be a better alternative than investing in shares of our common stock. However, we believe our common stock is an alternative way for investors to invest in a vehicle focused on building a portfolio of real estate properties that can provide less volatility than a publicly traded REIT. Although incomes generated by publicly traded REITs are derived from

The Redemption Price to be paid by us to a stockholder will be determined according to the table below~~, minus an amount equal to the reasonable administrative costs incurred by us in connection with the redemption request~~:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder's death or complete disability	100% of NAV	100% of NAV

See "Plan of Operation—Quarterly Stockholder Redemption Plan" for more detailed information.

Q: Will there be any limits on my ability to request a redemption of my shares?

A: Yes. While we designed the Stockholder Redemption Plan to allow stockholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. We are not obligated to redeem shares of our common stock under the Stockholder Redemption Plan. We will limit the number of shares of Class L common stock to be redeemed during any calendar year to 10% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 2.5% per quarter), with excess capacity carried over to later quarters in the calendar year. We will limit the number of shares of Class NL common stock to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year.

In addition, we may, in our sole discretion, amend, suspend, or terminate the Stockholder Redemption Plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with REIT requirements, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of the Stockholder Redemption Plan. In addition, the Stockholder Redemption Plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Q: Who will pay your formation and offering expenses?

A: We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of our offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset ~~Owners~~**Owner** in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments~~, but the aggregate monthly amount reimbursed can never exceed~~ **at the rate of no more than** 0.5% of the aggregate gross offering proceeds ~~from this offering. Any excess costs~~**raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date)** will be rolled forward to subsequent months **and the time frame for paying the Manager for Formation and Offering Expenses will be extended** until paid in full. **The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.**

See "Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies" for a definition of Formation and Offering Expenses.

In addition, you may participate in the optional cash purchase component of the Plan by making a written election to participate on your subscription agreement at the time of subscription for shares or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available.

Q: What level of commitment does your Sponsor intend to make?

A: Members of the Special Profit Share Entity, an affiliate of our Sponsor that includes members of our Sponsor's management team, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner**, which the members have committed to roll into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Q: May I make an investment through my IRA or other tax-deferred retirement account?

A: While we are not allowing any investors to make an investment through an IRA or other tax-deferred retirement account at this time, we are looking for an appropriate custodian to manage investments in us made through IRAs or other tax-deferred accounts, and will allow investments from such sources when we identify and engage an appropriate custodian.

Q: Is there any minimum initial offering amount required to be sold?

A: No. We will begin operations once our formation transactions have been consummated, which we expect will occur shortly before or after the qualification of this offering, no matter the amount of proceeds raised in this offering.

Q: What is the term or expected life of this offering?

A: We intend to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC. We presently intend but are under no obligation to file a new offering statement to register additional shares of common stock with the SEC prior to the end of each three-year period following the commencement of this offering described in Rule 251(d)(3) under the Securities Act so that we may continuously offer shares of our common stock over an unlimited time period, provided that we stay current in our annual and semi-annual reports. If we decide to continue our offering beyond three years from the date of this offering circular, we will provide that information in an offering circular supplement.

Q: What will you do with the initial proceeds from your offering?

A: We will use the initial proceeds from this offering to acquire the Seed Assets, to make certain improvements to those Seed Assets, and to pay off any bridge equity or debt financing that we received to close on those Seed Assets. We may also use the initial proceeds to pay the Formation and Offering Expenses as defined in section below entitled "Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies."

Q: Will I be notified of how my investment is doing?

A: Yes, we will provide you with periodic updates on the performance of your investment in us, including:

- an annual report;

- a semi-annual report;

- current event reports for specified material events within four business days of their occurrence;

OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the "Questions and Answers About this Offering" section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the "Risk Factors" section before making a decision to invest in our common stock.

Nico Echo Park, Benefit Corp.

Nico Echo Park, Benefit Corp. is a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (the "**Target Properties**"). We expect to use substantially all of the net proceeds from this offering to invest in our Target Properties in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the "**Neighborhood**"). We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our office is located at 1115 W. Sunset Blvd, #801, Los Angeles, CA 90012. Our telephone number is (855) 300-NICO (6426). Information regarding our Company is also available on our web site located at *www.mynico.com*.

Our Seed Assets

The following table provides summary information about the Seed Assets as of June 30, 2019:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Net Rentable Area (SF)(2)	Interest Intended to be Acquired by Us	Number of Units	In-Place Occupancy (3)	Average In-Place Monthly Rent
1461 W. Sunset Blvd	Los Angeles, CA	Mixed-use	1925/1986	12,480	100.0%	24	87.5%	$ 3.30/SF
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923/2016	15,794	100.0%	32	93.8%	$ 3.03/SF
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932/1986	20,700	100.0%	29	86.2%	$ 2.38/SF

(1) We define "major renovation" as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.

(2) Net Rentable Area based on rent rolls provided to Sponsor affiliate.

(3) Our Sponsor believes it is common for rent-stabilized properties in the Los Angeles market to be marketed with higher vacancy so that the new owners can implement their own value-add strategy

We will acquire 100% of the Seed Assets in exchange for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of ~~entities~~the entity that currently ~~own~~owns the Seed Assets (the "**Seed Asset ~~Owners~~Owner**"). Certain members of the Seed Asset ~~Owners~~Owner, including members of our Sponsor's management team, will own interests in an affiliate of our Sponsor that will be entitled to receive a performance distribution as described in the section entitled "Management Compensation" (the "**Special Profit**

Share Entity"). Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

11

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset ~~Owners~~**Owner**.

See "Business and Properties" and "Conflicts of Interest and Related Party Transactions—Formation Transactions" for a more complete description of the process by which we intend to acquire each Seed Asset.

Social and Environmental Objectives

Our social and environmental objectives include the following:

- *Increased financial inclusion and wealth creation*: we aim to democratize real estate investment and ensure that local stakeholders have the opportunity to benefit from the appreciation of properties in their neighborhood

- *Distributed power and stakeholder alignment*: we aim to align neighbors around shared financial and social interests

- *Improved environment and quality of life*: we aim to improve living conditions for local residents and minimize negative environmental impact.

- *Neighborhood diversity and stability*: we aim to preserve the socioeconomic diversity and stability of the neighborhood

- *Strong local economy*: Nico aims to contribute to a strong local economy that benefits neighborhood residents, business owners, and other stakeholders.

Investment Objectives

Our investment objectives include providing our investors:

- a stable, dividend driven source of income;

- appreciation of our NAV over time through active and thoughtful asset management;

- protection and preservation of investor's capital;

- implementation of the Neighborhood Model, including with respect to our social and environmental objectives; and

- portfolio diversification within the Neighborhood, in-line with the Neighborhood Model.

We may seek to realize growth in the value of our investments by timing their sale to maximize value. However, we cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager's investment committee ("**Investment Committee**") will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders and other stakeholders who live and work in the Neighborhood.

Investment Strategy

Market Opportunities

Investing with us offers investors the opportunity to gain real estate exposure with lower fees and higher returns relative to other public non-traded REITs. We believe our investment strategy of investing under the Neighborhood Model with a focus on the Target Properties will lead to solid risk-adjusted returns based on supply constraints within the Neighborhood by leveraging the experience of the principals of our Sponsor making similar investments in the Neighborhood and similar markets, albeit absent the Neighborhood Model.

Even after eight consecutive years of growth in new residential property supply, multi-family construction declined 9.7% to 354,000 units throughout the United States (which is only slightly above the annual average in 1997-2006).[2] We believe this demand/supply imbalance will result in continued rent growth that outpaces inflation and solid risk-adjusted returns for investors.

In addition, we have identified the Neighborhood as an ideal target area because we believe there is a clear trajectory of economic growth, strong rental demand, constrained supply of new housing units, cultural vibrancy and ample opportunity to transition what would otherwise be stand-alone Class B and C multi-tenant assets into assets operated under the Neighborhood Model. The Neighborhood in which we plan to invest consists of the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California. Like many other neighborhoods within Los Angeles, home prices in Echo Park have increased substantially over the past 10 years, with the Zillow Home Value Index indicating a 101% increase in home values from April 2009 to March 2019, compared with a 33.5% increase nationally during the same time period.[3]

Ultimately, we believe the market for near term acquisitions and long-term hold of cash flowing Target Properties located within the Neighborhood, as well as other real estate related assets is attractive on a risk adjusted basis and will allow us to create stable income for dividend payments to our stockholders.

Our Manager – Nico Asset Management LLC

Nico Asset Management LLC is a wholly-owned subsidiary of our Sponsor. Our Manager will make all of our investment decisions, subject to oversight by our board of directors. Our Manager's current Chief Executive Officer is Max Levine and our Manager's current President is John Chaffetz.

Our Management Agreement

We are externally managed and advised by our Manager, an affiliate of our Sponsor. We expect to benefit from the personnel, relationships and experience of our Sponsor's management team and other personnel of our Sponsor. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager provides us with our management team and appropriate support personnel. Under the terms of the management agreement, our Manager receives an Asset Management Fee and is entitled to reimbursements of certain expenses.

Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our board of directors. Our Manager will be responsible for, among other duties, (i) performing all of our day-to-day functions, (ii) determining our investment strategy and guidelines in conjunction with our board of directors, (iii) sourcing, analyzing and executing investments, asset sales and financing, (iv) performing portfolio management duties, (v) performing financial and accounting functions, and (vi) overseeing the management of the Company in line with our social and environmental objectives and legal obligations as a benefit corporation.

The initial term of the management agreement is for ~~ten~~**fifteen** (~~10~~**15**) years commencing on ~~January 1, 2020, with automatic~~**the initial closing of this offering, with** one-year renewal terms starting on ~~January 1, 2030~~**the expiration of the initial term, unless terminated after the initial term by our board of directors**. For a detailed description of the management agreement's termination provisions, see "Our Manager and the Management Agreement—Management Agreement."

We do not believe that the economics of an investment in the stock of a benefit corporation differs materially from an investment in a corporation that is not designated as a benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially adversely affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a benefit corporation. See "Risk Factors—Risks Relating to Investing in Our Common Stock—As a benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance" and "Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Benefit Corporation Status."

Our specific public benefit, as provided in our charter, is: to produce a positive effect (or a reduction of negative effects) for stakeholders of our Neighborhood by offering a more inclusive, flexible and more broadly available alternative to traditional homeownership.

Certified B Corporation

In addition to becoming a benefit corporation, although not required by Maryland law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we and our Sponsor are each currently designated as a "Certified B Corporation™". B Corp Certification is administered by the non-profit B Lab. See "Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Certified B Corporation."

Management Compensation

Our Manager and its affiliates will receive fees, distributions and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
	Offering Stage	
Reimbursement of Formation and Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our common stock, such as third-party legal, accounting, marketing and other similar expenses. We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset ~~Owners~~**Owner** in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments~~, but the aggregate monthly amount~~	We expect to incur up to $750,000 in expenses in connection with this offering and our formation. As of June 30, 2019, the amount incurred was approximately $513,000.

~~reimbursed can never exceed~~ **at the rate of no more than** 0.5% of the aggregate gross offering proceeds ~~from this offering. Any excess costs~~**raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date)** will be rolled forward to subsequent months **and the time frame for paying the Manager for Formation and Offering Expenses will be extended** until paid in full. ~~See "Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies" for a definition~~ of Formation and Offering Expenses~~.~~

The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses **in relation to the offering proceeds we raise.**

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Warehousing Fee – Sponsor or its Affiliate	We will not charge a Warehousing Fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. However, when we purchase future assets, we will pay a Warehousing Fee equal to a 1.50% spread above our Sponsor's or its affiliates' cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager	Quarterly Asset Management Fee equal to an annualized rate of 1.50%, which will be based on actual gross offering proceeds raised, including proceeds from sales of shares of common stock under the Plan and any proceeds (or the value of the OP Units, in the case of exchanges) from sales or exchanges of OP Units by our Operating Partnership, as of the end of each prior quarter through the end of the Introductory Period, and thereafter will be based on our NAV (on a consolidated basis) at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.
Property Management Fee — Property Manager	Monthly property management fee equal to 5.0% of property-level income. Direct property management expenses (e.g., property management personnel, expenses related to leasing including leasing services that may be provided by the Property Manager and professional services) to be allocated back to the properties.	Actual amounts are dependent upon the number of assets we acquire and results of property operations; we cannot determine these amounts at the present time.

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The purchase price for shares of common stock redeemed under the Stockholder Redemption Plan will be as follows:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price[1] [2]
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder's death or complete disability	100% of NAV	100% of NAV

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(1) For purposes of the Stockholder Redemption Plan, the per share Redemption Price for Class L and Class NL shares will be calculated as a percentage of the NAV per share in effect on the quarter-end redemption request date. The Redemption Price per share for shares redeemed pursuant to the Stockholder Redemption Plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption request was established but prior to the actual date of redemption as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the Redemption Price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date. For more details on how our Manager will determine the net asset value, see "Plan of Operation—Valuation Policies— Our NAV and NAV Per Share Calculation."

(2) ~~A stockholder requesting redemption will be responsible for paying or reimbursing us for any third-party costs incurred by us as a result of the redemption request including, but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.~~

Please refer to the section entitled "Plan of Operation—Quarterly Stockholder Redemption Plan" for more information.

Liquidity Event

We expect to be an infinite-life vehicle. However, subject to then existing market conditions, and the approval of our board, our Manager's Investment Committee has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our Class L and/or Class NL shares of common stock on a national securities exchange or a similar transaction (each, a "**Liquidity Event**"). We do not have a stated term, as we believe setting a finite date for a possible, but uncertain, future Liquidity Event may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

Prior to our completion of a Liquidity Event, the Stockholder Redemption Plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See "Plan of Operation—Quarterly Stockholder Redemption Plan."

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, are required to register as investment companies under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Prior to our completion of a Liquidity Event, the Stockholder Redemption Plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See "Plan of Operation—Quarterly Stockholder Redemption Plan."

We may change our targeted investments and investment guidelines without stockholder consent.

Our board of directors may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to pay dividends to you.

If our Sponsor fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends on the ability of our Sponsor and its affiliates to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Sponsor, each of whom would be difficult to replace. In particular, each of Max Levine and John Chaffetz is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Max Levine, John Chaffetz and/or other executive officers or key personnel of our Sponsor and the process to replace any of our Sponsor's key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We have no employees and will rely heavily on our Manager to provide us with all necessary services. Certain of our executive officers also serve as officers of our Sponsor and our Manager. The management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We will pay our Manager a management fee regardless of the performance of our portfolio. Our Manager's entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock.

Terminating the management agreement for unsatisfactory performance of our Manager or electing not to renew the management agreement may be difficult.

Termination of the management agreement with our Manager without cause is difficult and costly. During the term of the management agreement, we may not terminate the management agreement except for cause. Our board of directors will review our Manager's performance and the management fee ~~annually~~ and, following the initial term, the management agreement will be automatically renewed annually for additional one-year terms unless the agreement is terminated upon the affirmative vote of the board of directors based upon: (a) our Manager's unsatisfactory performance that is materially detrimental to us; or (b) a determination that the management fee payable to our Manager is not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fee agreed to by at least two-thirds of our board of directors. Our Manager will be provided 180 days' prior notice of any such termination.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

We plan to purchase the Seed Assets shortly before or after the qualification of this offering from the Seed Asset ~~*Owners, affiliates*~~***Owner, an affiliate*** ***of our Sponsor, so there is an inherent conflict of interest.***

We plan to purchase the Seed Assets shortly before or after the qualification of this offering from the Seed Asset ~~Owners, affiliates~~**Owner, an affiliate** of our Sponsor, so there is an inherent conflict of interest. While the price that we pay our Sponsor's affiliate to acquire each of the Seed Assets will be the same as the price paid by the Seed Asset ~~Owners~~**Owner**, there can be no guarantee that the Seed Assets will be in the same condition as when they were acquired by the Seed Asset ~~Owners~~**Owner**. There can also be no assurance that the price paid by us for the Seed Assets would be the same price that would be paid as a result of an arm's-length third party transaction. Similarly, we cannot assure you that the other terms of the Seed Asset acquisitions may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

In addition, although we expect that a majority-in-interest of the investors in the Seed Asset ~~Owners~~**Owner** will agree to roll their investments into our Operating Partnership, up to $3,000,000 of the initial proceeds raised in this offering will be used to redeem out a portion of the investment of one such investor, who is not affiliated with our Sponsor.

The timing and nature of the fees and partnership allocations our Manager and its affiliates will receive from us could create a conflict of interest between our Manager and our stockholders.

The timing and nature of the fees and partnership allocations our Manager will receive from us could create a conflict of interest between our Manager and our stockholders. Specifically, our Manager is responsible for the calculation of our NAV, and the Asset Management Fee received by our Manager as well as any annual performance distributions received by the Special Profit Share Entity, an affiliate of our Sponsor, are based on our NAV. In addition, whether the Special Profit Share Entity receives a performance distribution in the event of a Liquidity Event will be based in part on our NAV. We intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition (and as determined to be necessary by our Manager in its sole discretion thereafter), however our Manager will be responsible for making quarterly NAV adjustments based on internal valuations and accounting adjustments. The external valuations may consist of either full appraisals or some other indication of value such as a broker opinion of value. The determination as to what type of third-party valuation is acceptable depends on all the facts and circumstances surrounding each investment and is made collectively by our Sponsor's and our Manager's finance and asset management departments.

The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the updated value of our real estate assets and investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by the internal accountants and asset management team of our Sponsor or its affiliates to calculate and adjust our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. Our Sponsor or its affiliates could be motivated to establish our NAV at amounts exceeding realizable value due to the impact of higher valuations on the compensation to be received by our Manager. In addition, our Manager may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The interests of Related Parties may conflict with your interests.

Our management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Sponsor, Manager, and other Related Parties. This risk is increased by our Manager being controlled by persons who are also key personnel of our Sponsor and who participate, or expect to participate, directly or indirectly in other offerings by our Sponsor and its Related Parties. Potential conflicts of interest include, but are not limited to, the following:

Our status as a benefit corporation may not result in the benefits that we anticipate.

We are a benefit corporation under Maryland law. As a benefit corporation we are required to balance the financial interests of our stockholders with the interests of those materially affected by our conduct, including particularly those affected by the specific benefit purpose to produce a positive effect (or a reduction of negative effects) for the stakeholders of the Neighborhood by offering a more inclusive, flexible and more broadly available alternative to traditional homeownership as set forth in our charter. In addition, there is no assurance that the expected positive impact from being a benefit corporation will be realized. Accordingly, being a benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a benefit corporation, we are required to publicly disclose a report at least annually on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose (as stated in our ~~charter~~**bylaws**). If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a benefit corporation may be harmed.

Risks Related to Our Organization and Structure

Our stockholders will have limited voting rights and will not have control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and dividends. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs and implement our business strategy, subject to our board of directors' supervision. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our stockholders only have the right to vote on board of directors and other limited matters. Our Manager's and/or our board of directors' broad discretion in setting policies and our stockholders' inability to directly exert control over those policies increases the uncertainty and risks our stockholders face.

Our common stockholders have limited voting rights and may be bound by either a majority or supermajority vote.

Our common stockholders have voting rights only with respect to certain matters, primarily relating to voting on our board of directors, amendments to our charter that would adversely change the rights of the common stockholders, and removal of our Manager for "Cause" (as defined in our charter). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of common stockholders. Generally, matters to be voted on by our stockholders must be approved by a majority of the votes cast by all shares of common stock present in person or represented by proxy, although the vote to remove our Manager for "Cause" requires a two-thirds vote. In addition, common stockholders are entitled to vote on all five directors. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority. For a definition of "Cause" and more details about removal of our Manager, see "Our Manager and the Management Agreement—Management Agreement—Term and Termination" on page 78.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, we are not required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent

ESTIMATED USE OF PROCEEDS

We intend to use the proceeds of this offering to (1) fund Formation and Offering Expenses, (2) fund the acquisition or financing of the Seed Assets, (3) make investments in accordance with our investment strategy and policies, (4) reduce any outstanding bridge equity, bridge loans or other borrowings we may have and repay indebtedness incurred under various financing agreements we may enter into, (5) fund redemptions of common stock under the Stockholder Redemption Plan, and (6) although we expect to generally pay dividends from cash flow from operations, potentially fund dividends.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. However, when we purchase future assets, we will pay a warehousing fee equal to a 1.50% spread above our Sponsor's or its affiliates' cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.

The table below sets forth our estimated use of proceeds from this offering and the effect of the contribution of the Seed Assets, assuming (i) we sell the maximum of $50,000,000 in shares of our common stock in this public offering, including common stock issued pursuant to the Plan and (ii) all of the members of the Seed Asset ~~Owners~~**Owner** roll over their investments in exchange for OP Units (except as noted below). The amounts set forth in the table below represent our Manager's best estimate since they cannot be precisely calculated at this time.

	Total Maximum (this offering)	OP Unit Issuance / Private Placement	Combined Equity Invested
Offering:			
Gross offering proceeds	$ 50,000,000	$ —	$50,000,000
Estimated Formation and Offering Expenses (1)(2)	(750,000)	—	(750,000)
Net Proceeds from this Offering (3)	49,250,000		49,250,000
Contribution of Seed Assets:			
Equity Value of Non-Sponsor Affiliate Roll-over (4)	—	9,851,411	9,851,411
Equity Value of Sponsor Affiliate Roll-over Commitment (5)	—	5,000,000	5,000,000
Total Combined Equity Invested *(this Offering and the OP Unit Issuance)*	$ 49,250,000	$14,851,411	$64,101,411
Less:			
Cash payable for Non-Rollovers (6)	(3,000,000)		
Acquisition Fees payable with respect to the Seed Assets	(521,000)		
Estimated Amount Available for Future Investments	$ 45,729,000		

(1) Following the completion of the offering, we will reimburse our Manager, without interest, for Formation and Offering Expenses, including expenses associated with marketing this offering, which are expected to be approximately $750,000. As of June 30, 2019, total Formation and Offering Expenses amounted to $513,000. This reimbursement will compensate our Manager for expenses incurred for third-party legal, accounting, marketing and other similar services and expenses. We will reimburse our Manager up to an aggregate amount

of $600,000 from cash received from the Seed Asset ~~Owners~~Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments~~, but the aggregate monthly amount reimbursed can never exceed~~ **at the rate of no more than** 0.5% of the aggregate gross offering proceeds ~~from this offering. Any excess costs~~**raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date)** will be rolled forward to subsequent months **and the time frame for paying the Manager for Formation and Offering Expenses will be extended** until paid in full**. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise**.

(2) Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the qualification of the offering, and the marketing and distribution of common stock, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares of our common stock under federal and state laws, including taxes and fees and accountants' and attorneys' fees. See "Plan of Distribution.".

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(3) Investors will not pay upfront selling commissions in connection with the purchase of our common stock. Shares of our common stock may be purchased directly from us through our website at *www.mynico.com*. We may determine to utilize one or more registered broker dealers to assist in the offering, in which event commissions will be the responsibility of our Sponsor and not us.

(4) ~~Investors~~**The operating agreement of the Seed Asset Owner requires that investors** in the Seed Asset ~~Owners~~**Owner** (other than the investor noted in footnote (6) below) ~~will~~ receive cash or OP Units in exchange for their contribution to our Operating Partnership (although the Manager, it its discretion, may instead pay cash to certain investors). **Only the Manager has the right to elect whether such investors receive OP Units or cash.** The amount shown assumes that all investors (other than the investor noted in footnote (6) below) will roll their equity and receive OP Units based on our Manager's current ~~expectations, but this amount is subject to change~~**expectation that, as permitted in the operating agreement of the Seed Asset Owner, it will not allow such investors to receive cash**. The table assumes that such investors will roll over $9,851,411 of equity in the Seed Asset ~~Owners~~**Owner** in exchange for 1,247,517 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

(5) Certain members of the Special Profit Share Entity, including affiliates of our Sponsor, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. Notwithstanding the foregoing, our Sponsor or any of its affiliates may, in our Sponsor's or such affiliate's discretion, acquire additional Class NL shares or OP Units. See "Business and Properties—Formation Transactions."

(6) Amount shown reflects the capital invested by one of the investors in the Seed Asset ~~Owners~~**Owner** who has the right to redeem its ownership interest in cash, pursuant to the operating agreement of the Seed Asset Owner. Notwithstanding the foregoing, such investor has agreed to defer receipt of cash and instead initially receive OP units until the Operating Partnership has sufficient cash to redeem such OP units for cash.

If there are not sufficient offering proceeds from (i) the initial subscription of shares of common stock by the public and (ii) the portion of the Seed Assets being contributed to us in a private placement, any additional funding needed to fund the purchase price of the Seed Assets may be provided by an affiliate of our Sponsor in the form of a bridge equity or loan to us or our Operating Partnership. As additional proceeds are raised pursuant to this offering, such proceeds will be used to pay off this bridge equity or loan. The affiliate of our Sponsor providing us the bridge equity or loan, if any, will use funds available from its own line of credit to fund such bridge equity or loan to us. The affiliate of our Sponsor will charge us the same interest rate on any bridge equity or loan that it incurs on its own line of credit facility. If at any point our Sponsor or its affiliates are providing short-term financing to us in order to fund real estate investments out of its own capital, our Sponsor or its affiliate will be allowed to charge a reasonable interest rate on any such loan, as determined by our Manager in its sole and reasonable discretion.

We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs including, but not limited to, the selection, acquisition and management of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (accrued or waived) they will reduce the cash available for investment and dividend payments and will directly impact our quarterly NAV. See the section entitled "Management Compensation" for more details regarding the fees that will be paid to our Manager and its affiliates.

ACTIVE/~~101917056.1~~**101917056.4**

BUSINESS AND PROPERTIES

Overview

We are a newly organized Maryland benefit corporation formed to invest primarily in multi-tenant rental housing, mixed-use, and commercial properties (the "**Target Properties**") in the Neighborhood. We expect over time that our portfolio will be broadly expanded in the Neighborhood through the acquisition of multiple properties including investments in market-rate multi-family apartments, affordable/income restricted multi-family apartments, mixed-use, and commercial properties.

We may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. Our objective is to provide investors, including our Local Resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors' capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood Model.

We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. Additionally, we will contribute the net proceeds from this offering, including proceeds from the sales of shares of common stock under the Plan, to our Operating Partnership in exchange for OP Units. We are externally managed by our Manager, and a wholly-owned subsidiary of our Sponsor. We intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

Our Seed Assets

Prior to the commencement of this offering and the associated formation transactions, or shortly thereafter, we intend to acquire the Seed Assets, all of which are currently owned by the Seed Asset ~~Owners~~**Owner**. We plan to acquire the Seed Assets for a combination of (i) cash and (ii) OP Units to be issued in a private placement to members of the Seed Asset ~~Owners~~**Owner**. We expect the Seed Assets will consist of a 100.0% fee simple interest in the following properties: (i) 1461 W. Sunset Blvd, (ii) 1412 Echo Park Ave, and (iii) 1650 Echo Park Ave.

See the following chart and "—Description of Our Seed Assets" below for more details about our Seed Assets:

Property Location	Property Type	Year Built	Gross Rentable Area in SF (Number of Units)(1)	Purchase Price(2)	Interest Intended to be Acquired by Us	Projected Initial Company Equity Investment (3)	In-Place Occupancy Rate (as of June 30, 2019)(4)	Average In-Place Monthly Rent (as of June 30, 2019)	Sub-market
1461 W. Sunset Blvd.	Mixed-use	1925	15,270 (24 includes retail)	$ 7,800,000	100%	$ 4,535,900	87.5%	$ 3.30/SF	Echo Park
1412 Echo Park Ave	Multi-family	1923	17,740 (32)	$ 9,000,000	100%	$ 5,282,014	93.8%	$ 3.03/SF	Echo Park
1650 Echo Park Ave	Mixed-use	1932	20,889 (29)	$ 9,250,000	100%	$ 5,033,497	86.2%	$ 2.38/SF	Echo Park

(1) Gross building square footage information furnished by the Los Angeles County Office of the Assessor.

(2) Our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset ~~Owners~~**Owner**.

(3) "Projected Initial Company Equity Investment" includes: (i) the cash portion of the purchase price of the Seed Asset (including the value of the contribution made by the Seed Asset ~~Owners (defined below)~~**Owner** to our Operating Partnership in exchange for OP Units); (ii) the capital required to improve the asset in line with the business plans; (iii) the acquisition fee payable to our Sponsor; and (iv) transaction and financing costs.

ACTIVE/~~101917056.1~~**101917056.4**

(4) Our Sponsor believes it is common for rent-stabilized properties in the Los Angeles market to be marketed with higher vacancy so that the new owners can implement their own investment strategy.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

Our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset ~~Owners~~**Owner**.

Neighborhood Overview

The Neighborhood in which we plan to invest consists of the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California.

Echo Park and Silver Lake are widely recognized as among the most desirable neighborhoods on the East Side of Los Angeles – walkability, cultural diversity and vibrancy, and proximity to downtown Los Angeles and the major freeways are contributing factors to this desirability.[4]

As in many other neighborhoods with Los Angeles, home prices in Echo Park and Silver Lake have roughly doubled since 2009.[5] Rent levels in Silver Lake are about 20% higher than Echo Park.[6] Both areas have very high levels of renter occupied households, with 75% renting in Echo Park and 64% in Silver Lake.[7] See below for more information about the neighborhoods of Echo Park and Silver Lake.

Echo Park Overview

Echo Park is a relatively walkable neighborhood of 2.4 square miles with a vibrant population of approximately 46,000 residents and a median household income of $37,708.[8]

The neighborhood of Echo Park is located proximate to downtown Los Angeles and is flanked by Elysian Valley to the north and northeast, Elysian Park to the east, Chinatown and downtown to the southeast, Westlake to the southwest and west, and Silver Lake to the northwest.[9]

We view the commonly accepted boundaries of Echo Park to be the Golden State Freeway–Glendale Freeway interchange at the north apex, Riverside Drive on the northeast, Elysian Park on the east, Stadium Way and Beaudry Avenue on the southeast, the south apex being Beaudry Avenue and West Second Street and the west limit being an irregular line consisting of Second Street and Beverly Blvd, then moving upward north along Benton Way and the Glendale Freeway.[10]

Echo Park is bordered on the east by Elysian Park, which is the second largest park in Los Angeles, and also the oldest.[11] Elysian Park is home to Dodger Stadium, home of the Los Angeles Dodgers baseball club of MLB.

The main commercial thoroughfares of Echo Park are Sunset Boulevard (E-W), and Echo Park Avenue (N-S) and Glendale Boulevard (N-S). The intersection of Sunset Boulevard and Echo Park Avenue is the center of Echo Park's walkable commercial district, with a high concentration of stores and walkable street retail along Sunset Boulevard between Alvarado Street and Douglas Street.

There are 53 schools in or directly adjacent to Echo Park, of which 44 are public and 9 are private. Of the public schools in Echo Park, 15 have API ratings of 6 or higher. [12]

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[4] *Source*: https://www.timeout.com/los-angeles/echo-park

Mortgage Financing

We intend to employ leverage in order to provide additional funds to support our investment activities. In this regard, we will assume the existing mortgage debt on the Seed Assets, or will seek to refinance some or all of the Seed Assets with a new lender under new loan terms simultaneous with the contribution of the property to the Operating Partnership by the Seed Asset ~~Owners~~**Owner**.

The following is a summary of the mortgage debt we expect will encumber the Seed Assets upon their acquisition by us:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Current Borrower	Pre-payment Provisions
1461 W. Sunset Blvd (2)	4.16%	$ 4,422,000	$ 3,839,339	56.7%	30	1461 Sunset Blvd, LLC (3)	Greater of 1% or Yield Maintenance Amount
1412 Echo Park Ave	3.98%	$ 4,467,986	$ 3,656,081	49.6%	30	1416 EP LLC (3)	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$ 4,890,503	$ 4,001,820	52.9%	30	1650 EP Heights, LLC (3)	Greater of 1% or Yield Maintenance Amount

(1) "Real Estate Value" for purposes of the computation is the purchase price of each Seed Asset.

(2) At the closing of the offering and contribution of the Seed Assets to the Operating Partnership, our Manager expects to refinance 1461 W. Sunset Blvd with a new lender under new loan terms for a loan amount of $4,422,000, bearing interest at a fixed rate of 4.16%, maturing 10 years after the closing.

(3) Each current borrower is wholly-owned by Neighborhood Property Partners I, LLC, an affiliate of our Sponsor and our Manager.

Property Encumbrances

As of the filing of this offering circular there are no known environmental matters, property encumbrances or on-going legal procedures that would impair the value of the Seed Assets or our ability to acquire them.

Regulation

General

Our Seed Assets are each subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire safety requirements. We believe that each of our Seed Assets have the necessary permits and approvals to operate its business.

Rent Stabilization Ordinance[20]

Management Team

Pursuant to the terms of the management agreement, our Manager is required to provide us with a portion of our management team, including a chief executive officer and president and such other positions as requested by our board of directors, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor are dedicated exclusively to us. Members of our management team are required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (a) is not in compliance with the investment guidelines, (b) would adversely and materially affect our qualification as a REIT under the Code or our status as an entity intended to be excluded or exempted from investment company status under the Investment Company Act, or (c) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify our board of directors if it is our Manager's judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Our Manager, its affiliates and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager will not be liable to us, our board of directors, our stockholders, partners or members, for any act or omission by our Manager or any of its affiliates, except as provided in the management agreement.

Term and Termination

The management agreement provides that our Manager will serve as our manager for an initial term of ~~the management agreement is for ten~~**fifteen** (~~10~~**15**) years commencing on the initial closing of this offering, with automatic one-year renewal terms starting on the expiration of the initial term, ~~but that our~~**unless the agreement is terminated and not renewed upon 180 days' notice to our Manager upon the affirmative vote of the board of directors based upon: (a) our Manager's unsatisfactory performance that is materially detrimental to us; or (b) a determination that the management fee payable to our Manager is not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fee agreed to by at least two-thirds of our board of directors. In addition, our** Manager may be removed at any time by our board of directors or by our stockholders for "Cause" (as defined below), or may choose to withdraw as manager, under certain circumstances.

Our stockholders may remove our Manager, but only with 30 days prior written notice for "Cause" following the affirmative vote of two-thirds of our stockholders. "Cause" is defined as:

- our Manager's continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

- the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

- our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager's actual knowledge of its commission or omission, the management agreement will not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager's actual knowledge of its commission or omission, our Manager (or such affiliate) will have a

MANAGEMENT COMPENSATION

Our Manager and its affiliates will receive fees, distributions and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
	Offering Stage	
Reimbursement of Formation and Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our common stock, such as third-party legal, accounting, marketing and other similar expenses. We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset ~~Owners~~Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.5% of the aggregate gross offering proceeds from this offering. Any excess costs will be rolled forward to subsequent months until paid in full.	We expect to incur up to $750,000 in expenses in connection with this offering and our formation. As of June 30, 2019, the amount incurred was approximately $513,000.
	Acquisition and Development Stage	
Acquisition Fee – Manager	We will pay up to 2.0% of the amount of the property purchase price to our Manager or its affiliates, including the Seed Assets.	Actual amounts are dependent upon the purchase price of assets we acquire; we cannot determine these amounts at the present time. We expect the Acquisition Fee payable upon the acquisition of the Seed Assets to be as follows: (i) $156,000 on 1461 W. Sunset Blvd, (ii) $180,000 on 1412 Echo Park Ave, and (iii) $185,000 on 1650 Echo Park Ave.
Reimbursement of Acquisition Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection and acquisition of an investment, to the extent not reimbursed by a joint venture partner with which we acquire a property, if any, whether or not we ultimately acquire or originate the investment. See "Our Manager and the Management Agreement—Management Agreement—Expense	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Warehousing Fee – Sponsor or its Affiliate	We will not charge a Warehousing Fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. However, when we purchase future assets, we will pay a Warehousing Fee equal to a 1.50% spread above our Sponsor's or its affiliates' cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager	Quarterly Asset Management Fee equal to an annualized rate of 1.50%, which will be based on actual gross offering proceeds raised, including proceeds from sales of shares of common stock under the Plan and any proceeds (or the value of the OP Units, in the case of exchanges) from sales or exchanges of OP Units by our Operating Partnership, as of the end of each prior quarter through the end of the Introductory Period, and thereafter will be based on our NAV (on a consolidated basis) at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.
Property Management Fee — Property Manager	Monthly property management fee equal to 5.0% of property-level income. Direct property management expenses (e.g., property management personnel, expenses related to leasing including leasing services that may be provided by the Property Manager and professional services) to be allocated back to the properties.	Actual amounts are dependent upon the number of assets we acquire and results of property operations; we cannot determine these amounts at the present time.
Annual Performance Distribution – Special Profit Share Entity	If the total return to stockholders in any calendar year exceeds 6.0% per annum, the Special Profit Share Entity will be entitled to receive an annual performance distribution equal to 12.5% of the excess total return. "Total return" is comprised of the change in NAV per share plus dividends per share. In the event the NAV per share decreases below $10.00, the annual performance distribution will not be earned on any increase in NAV per share up to $10.00.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.
Reimbursement of Other Operating Expenses — Manager	We will reimburse our Manager for out-of-pocket third-party expenses in connection with providing services, including, legal, accounting, auditing, consulting and other fees and expenses, financing commitment fees, real estate title and appraisal costs, valuation expense, and printing, but not including ordinary overhead and administrative expenses of our Manager and its affiliates, except to the extent provided in our bylaws or the operating agreement of our Operating Partnership and	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with our Manager, our Sponsor and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Formation Transactions

Our Seed Assets have been originated and warehoused by our Sponsor or its affiliates. We will acquire 100% of the Seed Assets for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of the Seed Asset ~~Owners~~**Owner**. Certain members of the Seed Asset ~~Owners~~**Owner**, including members of our Sponsor's management team, will own interests in the Special Profit Share Entity. Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

1461 W. Sunset Blvd was acquired by one of the Seed Asset ~~Owners~~**Owner** from third parties not affiliated with our Sponsor on March 28, 2019. The contractual purchase price paid by the Seed Asset Owner was $7,800,000 and the total cost of 1461 W. Sunset Blvd, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $8,957,900 (consisting of $4,535,900 in equity and by assuming a loan in the amount of $4,422,000 encumbering the property).

1412 Echo Park Ave was acquired by one of the Seed Asset ~~Owners~~**Owner** from a legacy partnership co-managed by John Chaffetz on July 1, 2019. John Chaffetz did not participate in the negotiation of the Purchase and Sale Agreement, which our Sponsor believes represents a fair market price and other contract terms for the asset. The contractual purchase price for 1412 Echo Park Ave is $9,000,000 and the total cost of 1412 Echo Park Ave, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $9,750,000 (consisting of $5,282,014 in equity and by assuming a loan in the amount of $4,467,986 encumbering the property).

1650 Echo Park Ave was acquired by one of the Seed Asset ~~Owners~~**Owner** from third parties not affiliated with our Sponsor on July 1, 2019. The purchase price paid by the Seed Asset Owner was $9,250,000 and the total cost of 1650 Echo Park Ave, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $9,924,000 (consisting of $5,033,497 in equity and by assuming a loan in the amount of $4,890,503 encumbering the property).

The Seed Asset ~~Owners~~**Owner** will contribute $14,851,411 (approximately $4,535,900 for 1461 W. Sunset Blvd, $5,282,014 for 1412 Echo Park Ave and $5,033,497 for 1650 Echo Park Ave) representing all of ~~their~~**its** equity interests in the Seed Assets to our Operating Partnership in exchange for cash and OP Units. Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full. We expect to use excess net proceeds, if any, to pay for (i) unit upgrades and certain common area upgrades (ii) acquisition fees of $521,000 paid to our Sponsor, (iii) Formation and Offering Expenses and (iv) fees to transfer the assumed debt to the Operating Partnership, with the remainder of proceeds, if any, to be used at our discretion.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset ~~Owners~~**Owner**. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset ~~Owners~~**Owner**.

Among other matters, the compensation arrangements could affect the judgment of our Manager's personnel with respect to:

- the continuation, renewal or enforcement of our agreements with our Manager and its affiliates, including the management agreement;

- whether and when we seek to list our common stock on a stock exchange or other trading market;

- the decision to adjust the value of our real estate portfolio or the value of certain portions of our portfolio of other real estate-related assets, or the calculation of our NAV;

- public offerings of equity by us, which may result in increased Asset Management Fees to our Manager;

- an incentive to make investments that are riskier or more speculative if performance is lagging than if our Manager were compensated on a basis not tied to our performance; and

- benefiting from management fees that we will pay even if we are not profitable. Among other things, this arrangement may incentivize our Manager to maintain the existence of the investments rather than dispose of assets for the purpose of maintaining the payment of management fees.

In addition, the Asset Management Fee paid to our Manager is based on our NAV on a consolidated and fully-diluted basis, which is calculated by our Manager's internal accountants and asset management team in accordance with our valuation guidelines. Appraisals of our properties, **if any,** and valuations of our investments in other real estate-related assets, which are two components used to calculate our NAV, are only estimates of fair value and may not correspond to realizable value upon a sale of those assets. However, our Manager is ultimately responsible for the determination of our NAV. Because our Manager is responsible for calculating our NAV, our Manager could be motivated to establish our NAV at amounts exceeding realizable value due to the impact of higher valuations on the compensation to be received by our Manager.

We will pay an Asset Management Fee to our Manager regardless of the quality of the services it provides during the term of the management agreement. Our Manager, however, has a contractual obligation to us based on the management agreement. Our Manager may only be terminated by our stockholders for Cause. See "Management—Term and Removal of Manager" for more details.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See "Plan of Distribution."

Certain Conflict Resolution Measures

Independent Directors

Our bylaws require that we have at least two Independent Directors. To protect the interests of our stockholders, if our Sponsor, our Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted, the Independent Directors on our board are required to review and approve such transactions.

With the exception of our acquisition of the Seed Assets from the Seed Asset ~~Owners~~**Owner**, our Manager is only authorized to execute principal transactions with the prior approval of a majority of the Independent Directors and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. We define a "principal transaction" as: (i) a transaction between our Sponsor, our Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand, and (ii) a transaction where two or more members of the Investment Committee are interested parties.

Our Policies Relating to Conflicts of Interest

In addition to our Manager's investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with respect to future investments with our Manager, our Sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates. Notwithstanding the foregoing, the purchase of our Seed Assets from the Seed Asset ~~Owners~~**Owner** was not approved, nor reviewed, by the Independent Directors.

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In addition to the acquisition of new investments, the on-going leasing of real estate is also highly competitive. Our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services provided and the design and condition of the improvements. Lease revenue is the primary source of revenue for the Company so it is important that we lease and re-let our available spaces to credit-worthy tenants. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting may be less favorable than the terms of our current leases and could require significant capital expenditures. If we are unable to renew leases or re-let space in a reasonable time, or if rental rates decline or tenant improvement, leasing commissions, or other costs increase, our financial condition, cash flows, cash available for dividend payments, value of our stock, and ability to satisfy our debt service obligations could be materially adversely affected. This is why our Manager performs the extensive market and tenant due diligence prior to acquisition so that we can try to identify the competitive forces of the specific submarket and underwrite the potential risk and potential costs appropriately before acquiring the asset.

Finally, we intend to utilize leverage when acquiring assets. To a certain extent we are competing with other real estate investors for financing dollars given banks, insurance companies, conduits, and other lenders have a finite amount of capital to lend to property owners. Any disruptions in the credit markets could have a material impact on the cost and availability of debt to finance future acquisitions. This competition for debt and the availability of the debt could result in a reduction of suitable investment opportunities and our ability to grow the portfolio and the Company's financial performance. This competition is partially mitigated by the depth and breadth of lending relationships of the senior executives of our Sponsor.

Liquidity and Capital Resources

Although we may utilize bridge financing provided by our Sponsor or its affiliates, we are dependent upon the net proceeds from this offering to conduct our operations and close on the Seed Assets. The capitalization of any additional assets we may purchase in the future will include net proceeds from this offering, including the financial commitment from our Sponsor, debt financing provided by banks or other third-party lenders as well as the potential for bridge financing from our Sponsor or its affiliates.

Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

At the Company level, we do not have any outstanding debt and have not received a commitment from any lender to provide us with financing; however, we may investigate sources of bridge financing from our Sponsor, its affiliates or from a third-party so that we have more flexibility to purchase assets and manage cash while raising capital through this offering. As we raise additional proceeds from this offering, we would then use the proceeds to pay down the principal and interest of the bridge financing, if any.

As an alternative to the bridge financing, our Sponsor or its affiliates may close and fund investments prior to being acquired by us. This warehousing of investments could provide us with flexibility with our cash management and timing of investing offering proceeds as funds are raised. If the investment were warehoused by our Sponsor or its affiliates, we may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost, plus the applicable Warehousing Fee and Acquisition Fee. See "Conflicts of Interest and Related Party Transactions—Related Party Loans" and "Conflicts of Interest and Related Party Transactions—Warehousing of Assets" above.

ACTIVE/~~101917056.1~~**101917056.4**

Valuation Policies

The NAV for our shares of common stock is based on the net asset values of our investments (including real-estate related securities), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including any accrued Asset Management Fee or performance distributions. A majority of our board of directors may vote to change our valuation policies, our methodology for calculating the purchase price and Redemption Price, and the frequency of our purchase price and Redemption Price adjustments at any time.

General

Our Manager has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm's-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. From time to time, our Manager may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. To calculate our NAV for the purpose of establishing a purchase and the Redemption Price for our shares of common stock, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value. Our calculation of NAV will not necessarily represent fair value measurement for purposes of financial reporting in conformity with GAAP. However, our calculation of NAV may consider, among other things, the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Our Manager will calculate the fair value of our real estate properties based in part (as deemed necessary by our Manager) on values provided by third-party independent appraisers for it to review. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders' equity or any other GAAP measure.

Valuation of Investments

Consolidated Properties

For the purposes of calculating our quarterly NAV, our properties will initially be valued at their purchase price plus the cost of any improvements made to the property as of the valuation date. Generally, acquisition costs and expenses will be included in the cost basis of the investment, but the fair market value will be equal to the property purchase price excluding acquisition costs and expenses. ~~Each~~**We intend to have each** property ~~will then be~~ valued by an independent third-party appraisal firm within the first year after acquisition and thereafter as determined as necessary by our Manager in its sole discretion. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by our Manager for reasonableness. If the third-party appraisal provides a range of values for the asset being appraised, our Manager will determine the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute). We believe our policy of obtaining appraisals by independent third parties**, as determined as necessary by our Manager in its sole discretion,** will meaningfully enhance the accuracy of our NAV calculation. Our Manager will update the valuations of our properties quarterly, based on the then most recent annual third-party appraisals**, if any,** and current market data and other relevant information. These updates to valuations may be outside of the range of values provided in the most recent third-party appraisal.

Our Manager will monitor our properties for events that it believes may be expected to have a material impact on the most recent estimated values of such property. If, in the opinion of our Manager, an event becomes known that is likely to have any material impact on previously provided estimated values of the affected properties, our Manager will adjust the valuation of such properties. Our Manager will then incorporate such adjusted valuations into our NAV.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by our Manager which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. If deemed appropriate by our Manager, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year may also trigger an adjustment in the value of a property.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by our Manager. However, rapidly changing market conditions or material events may not be immediately reflected in our quarterly NAV. The resulting potential disparity in our NAV may be detrimental to our stockholders whose shares of common stock are redeemed, or new purchasers of our common stock, depending on whether our published NAV per share is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property's value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer's normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals, if any, performed by ~~the~~an independent third-party appraisal ~~firms~~firm, our Manager's determination of the appropriate valuations for our properties based on the range of values provided in such reports, and any subsequent updates to the valuation of our properties made by our Manager involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, the independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned capital expenditures; and (v) any other information relevant to valuing the real estate property.

In performing their analyses, our Manager and the independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low

Each individual appraisal report for our assets will be addressed to our Manager in an effort to assist it in calculating our NAV. However, these appraisal reports may not be relied upon by any other person to establish an estimated value of our Class L and Class NL common stock and will not constitute a recommendation to any person to purchase or sell any shares of our Class L and Class NL common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal**, if any,** and our Manager determines the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Manager using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture's NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Valuation of Real Estate-Related Securities

Real estate-related assets that we may purchase in the future may include debt and equity interests backed principally by real estate, such as the common and preferred stock of publicly traded real estate companies, commercial mortgage-backed securities, mortgage loans and participations in mortgage loans (i.e., A-Notes and B-Notes) and mezzanine loans. Generally, we plan on performing valuations of real estate-related assets on the same valuation cycle as direct real estate investments outlined above; however, interim valuations may be performed if our Manager believes the value of the applicable asset has changed materially since the most recent valuation.

Publicly traded debt and equity real estate-related securities (such as bonds and shares issued by public REITs) that are not restricted as to their liquidity (sale or transfer) are valued by our Manager on the basis of publicly available information provided by third parties. Generally, the third parties will look up the price of the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last "bid" price. Our Manager may adjust the value of publicly traded debt and equity real estate-related securities that have liquidity restrictions to account for the discount required as a result of the limited liquidity of the security. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Individual investments in mortgages, mortgage participations and mezzanine loans will be valued by our Manager at our acquisition cost and may be revalued by our Manager from time to time. Revaluations of mortgages reflect the changes in value of the underlying real estate, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates.

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to our Manager, any accrued performance participation allocation to our Manager, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Our debt will typically be valued at fair value in accordance with GAAP. Our Manager's valuation of each investment's liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be appraised.

Our NAV and NAV Per Share Calculation

The NAV calculation is available before the end of the prior fiscal quarter or soon thereafter. Changes in our quarterly NAV include, without limitation, accruals of our net portfolio income, interest expense, the Asset Management Fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our quarterly NAV also include material nonrecurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the fiscal quarter. On an ongoing basis, our Manager will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of quarterly accruals for which financial information is available. If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager has agreed to advance all of our organization and offering expenses on our behalf. We will reimburse our Manager**, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager** up to an aggregate amount of $600,000 from cash received from the Seed Asset ~~Owners~~**Owner** in connection with the contribution of the Seed Assets. Thereafter, ~~we will reimburse our Manager for any such remaining advanced expenses~~**reimbursement payments will be made** in monthly installments~~, but the aggregate monthly amount reimbursed can never exceed~~ **at the rate of no more than** 0.5% of the aggregate gross offering proceeds ~~from this offering. Any excess costs~~**raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date)** will be rolled forward to subsequent months **and the time frame for paying the Manager for Formation and Offering Expenses will be extended** until paid in full**. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.**. For purposes of calculating our NAV, the organization and offering expenses paid by our Manager will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our Manager for these costs.

In addition, the declaration of dividends will reduce the NAV per share in an amount equal to the accrual of our liability to pay any such dividend to our stockholders of record. The NAV per share will be calculated based on our NAV divided by the number of outstanding shares of common stock and OP Units at the end of that fiscal quarter on a consolidated and fully diluted basis, including any shares purchased effective as of the beginning of the fiscal quarter and any redemptions effective as of the last day of the fiscal quarter.

Our NAV will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership's assets (including the fair value of its properties, real estate-related securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid dividends, any accrued performance distributions or participation distributions and the expenses attributable to its operations). Our Manager will calculate the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.

Relationship between NAV, Our Purchase Price and Our Redemption Price

Our board of directors set our initial offering price at $10.00 per share during the Introductory Period, including those purchased pursuant to the Plan; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price.

Following the Introductory Period, the per share purchase price for our Class L and Class NL common stock will be adjusted by our Manager as of the end of each fiscal quarter. Our Manager will then set our purchase

Critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and estimates is consistently applied and produces financial information that fairly presents the results of operations for all periods presented.

The following describes the accounting policies that management believes will be critical once we commence operations.

Real Estate Investments

The Company has determined that its acquisitions of commercial real estate constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized as incurred in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals **(if any)**, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate

We will also post that quarter's NAV for each class on the applicable investment page at *www.mynico.com*. The *www.mynico.com* platform will also contain this offering circular, including any supplements and amendments.

In addition, if a material event occurs in between updates of our NAV that would cause our NAV per share to change by 5.0% or more from the last disclosed NAV, we will disclose the updated price per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

A majority of our board of directors may vote to change our valuation policies, our methodology for calculating the purchase price and Redemption Price, and the frequency of our purchase price and Redemption Price adjustments at any time.

Quarterly Stockholder Redemption Plan

While you should view this investment as long-term, we will adopt a Stockholder Redemption Plan whereby, on a quarterly basis, an investor may obtain liquidity. Subject to the limitations described herein, we will honor stockholders' requests to redeem their shares at the percentages of the NAV per share for the applicable Redemption Price as stated in the table below. Neither our Manager nor our Sponsor receives any economic benefit as a result of a discounted Redemption Price. The Stockholder Redemption Plan may be changed or suspended at any time without prior notice.

The Redemption Price to be paid by us to a stockholder will be determined according to the table below, ~~minus an amount equal to the reasonable administrative costs incurred by us in connection with the redemption request~~:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder's death or complete disability	100% of NAV	100% of NAV

~~A stockholder requesting redemption will be responsible for paying or reimbursing us for reasonable administrative costs incurred by us as a result of the redemption request including, but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.~~

Redemption of shares of our common stock will be made quarterly upon written request to us at least thirty (30) days prior to the end of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the Redemption Price within fifteen (15) days of the end of such quarter; although payment of the redemption price may be delayed until thirty (30) days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing stock redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date.

We cannot guarantee that the funds set aside for the Stockholder Redemption Plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem

PLAN OF DISTRIBUTION

We are offering a maximum of up to $50,000,000 in shares of our common stock in this offering on a "best efforts maximum" basis. Because this is a "best efforts maximum" offering, we are only required to use our best efforts to sell shares of our common stock. We are offering up to $50,000,000 in shares of common stock in our offering at $10.00 per share until the end of the Introductory Period when we establish an NAV per share; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Thereafter, the per share purchase price will be adjusted every fiscal quarter of each year, will equal the greater of (i) $10.00 per share or (ii) the NAV per share calculated as of the end of the prior quarter. The minimum investment amount for initial purchases of our common stock is 10 shares, or $95 based on the initial discounted offering price of $9.50 per share (or $100 if the discount does not apply). We may terminate this offering at any time.

Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. Max Levine and John Chaffetz previously acquired 100 shares of our common stock at a price equal to the initial public offering price in connection with our formation, for net proceeds to us of $1,000.

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website, as well as on the SEC's website at *www.sec.gov*.

In order to subscribe to purchase shares of our common stock, a prospective investor will go to the Nico Platform at *www.mynico.com* and must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix A, and wire funds for its subscription amount in accordance with the instructions provided therein. Prior to placing their orders, investors will be advised through the onboarding process of the then current price of the common stock.

Settlement may occur up to 15 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. Shares of our common stock will be issued to the subscriber as of the date of settlement, which will not occur until an investor's funds have cleared and we issue the shares of our common stock. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor's subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a "qualified purchaser" for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Length of Offering

The number of shares of common stock that are covered by the offering statement of which this offering circular forms a part is the number of shares that we reasonably expect to be offered and sold within two years from the initial qualification date of the offering statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares covered by the offering statement are not yet sold within two years. With the filing of an offering statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on offering statement is declared qualified (but in any event not more than an additional 180 calendar days).

Pursuant to this offering circular, we are offering to the public all of the shares covered by the offering statement of which this offering circular forms a part. Under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). Although the offering statement covers a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of the maximum

- use any remaining net proceeds for general and corporate purposes, including capital expenditures and potential future acquisition of properties.

Certain members of the Special Profit Share Entity, an affiliate of the Sponsor who will be entitled to receive a performance distribution, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset ~~Owners~~**Owner** and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

If there are not sufficient offering proceeds from (i) the initial subscription of shares of common stock by the public and (ii) the portion of the Seed Assets being contributed to us in a private placement, any additional funding needed to fund the purchase price of the Seed Assets may be provided by an affiliate of our Sponsor in the form of a bridge equity or loan to us or our Operating Partnership. As additional proceeds are raised pursuant to this offering, such proceeds will be used to pay off this bridge equity or loan. The affiliate of our Sponsor providing us the bridge equity or loan, if any, will use funds available from its own line of credit to fund such bridge equity or loan to us. The affiliate of our Sponsor will charge us the same interest rate on any bridge equity or loan that it incurs on its own line of credit facility. If at any point our Sponsor or its affiliates are providing short-term financing to us in order to fund real estate investments out of its own capital, our Sponsor or its affiliate will be allowed to charge a reasonable interest rate on any such loan, as determined by our Manager in its sole and reasonable discretion.

The unaudited pro forma consolidated financial statements are being presented as if the offerings and the formation transactions had occurred on June 30, 2019 for purposes of the unaudited pro forma consolidated balance sheet and as if the offerings, the formation transactions and our acquisition of the Seed Assets had occurred on January 1, 2018 for purposes of the unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our unaudited pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our unaudited pro forma consolidated financial statements do not purport to (i) represent our financial position that would have actually existed had the offerings and the formation transactions occurred on June 30, 2019, (ii) represent the results of our operations that would have actually occurred had the offerings, the formation transactions and our acquisition of the Seed Assets had occurred on January 1, 2018 or (iii) project our financial position or results of operations as of any future date or for any future period.

ACTIVE/~~101917056.1~~**101917056.4**

(D)   Reflects the payment of the acquisition fee to the Manager upon the acquisition of the Seed Assets by the Company, which is based on 2.0% of the purchase price of the Seed Assets.

(E)   Reflects the issuance of OP Units in exchange for the capital invested by the majority members of the Seed Asset ~~Owners~~**Owner** ($11,851,411) in addition to one of the investors in the Seed Asset ~~Owners~~**Owner** ($3,000,000) who has the sole right to redeem its ownership interest in cash, pursuant to the operating agreement of the Seed Asset ~~Owners. Notwithstanding the foregoing, such investor~~**Owner. All other investors are required by the operating agreement of the Seed Asset Owner to receive cash or OP Units in exchange for their contribution to the Operating Partnership (although the Manager, in its discretion, may instead pay cash to certain investors). Only the Manager has the right to elect whether such investors receive OP Units or cash and based on its current expectation, the Manager will not allow such investors to receive cash. The one investor that has the right to redeem its ownership interest for cash** has agreed to defer receipt of cash and instead initially receive OP Units until the Operating Partnership has sufficient offering proceeds to redeem such OP Units for cash. Since this pro forma does not include the proceeds from the sale of common stock **(which is being offered** on a "best efforts" basis and ~~does,~~ therefore**, does** not reflect sufficient proceeds to make such payment and expects to issue OP Units to ~~these~~**the** Seed Asset ~~Owners~~**Owner)**, we have reflected these OP Units as Redeemable non-controlling partnership interest in the pro forma balance sheet.

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2019 and year ended December 31, 2018, respectively, are as follows:

(AA)   This information is derived from the unaudited statements of revenues and certain expenses from real estate operations of the Seed Assets for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively, which were prepared for the purposes of complying with Rule 8-06 of Regulation S-X promulgated under the Securities Act as follows:

For the six months ended June 30, 2019:

	1461 W. Sunset Blvd.	1412 Echo Park Avenue	1650 Echo Park Avenue	Total
Rental revenue	$ 230,202	$ 234,213	$ 252,384	$ 716,799
Operating expense reimbursement	19,121	582	6,582	26,285
Other income	289	5,731	828	6,848
	249,612	240,526	259,794	749,932
Operating expenses	43,245	38,643	59,474	141,362
Real estate taxes	29,359	46,003	43,764	119,126
Management fee	11,653	12,649	9,808	34,110
Salaries and wages	12,045	3,293	14,029	29,367
General and administrative	3,058	6,811	6,162	16,031
	99,360	107,399	133,237	339,996
Excess of revenues over expenses	$ 150,252	$ 133,127	$ 126,557	$ 409,936

For the year ended December 31, 2018:

	1461 Sunset Blvd.	1412 Echo Park Avenue	1650 Echo Park Avenue	Total
Rental revenue	$ 431,969	$ 495,602	$ 539,259	$ 1,466,83

Summary report: **Litera® Change-Pro for Word 10.8.2.11 Document comparison done on** **1/8/2020 8:16:12 PM**	
Style name: Default Style	
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Changes:	
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